UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Abacus Life, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00258Y104

(CUSIP Number)

Kevin Scott Kirby

c/o Abacus Life, Inc.

2101 Park Center Drive, Suite 170

Orlando, Florida 32835

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 00258Y104	13D

1	Name of Reporting Persons Kevin Scott Kirby
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 12,593,250
	8	Shared Voting Power 0
	9	Sole Dispositive Power 12,593,250
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 12,593,250
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 20.0%
14	Type of Reporting Person IN

2

CUSIP No. 00258Y104	13D

Item 1.	Security and Issuer

This statement relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Abacus Life, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2101 Park Center Drive, Suite 170, Orlando, Florida 32835.

Item 2.	Identity and Background

(a)	This statement is filed by Kevin Scott Kirby (the “Filer”).

(b)	The business address for the Filer is c/o Abacus Life, Inc., 2101 Park Center Drive, Suite 170, Orlando, Florida 32835

(c)	Kevin Scott Kirby is President and Co-Founder of the Issuer. The business address for the Issuer is 12101 Park Center Drive, Suite 170, Orlando, Florida 32835.

(d)	The Filer has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Filer has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	The Filer is citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

The shares of Common Stock described herein were acquired at the closing of the business combination pursuant to the Agreement and Plan of Merger, as amended (the “Merger Agreement”), as described in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2023, as supplemented, the reporting person received Common Stock of the Issuer as consideration for the common units of Longevity Market Assets, LLC and Abacus Settlements, LLC. On October 13, 2023, a transfer of 700,500 shares of Common Stock was made by the Reporting Person to East Sponsor, LLC to reflect the intended allocation of shares of Common Stock among the parties to the Merger Agreement.

CUSIP No. 00258Y104	13D

Item 4.	Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended by adding the following:

On October 13, 2023, a transfer of 700,500 shares of Common Stock was made by the Reporting Person to East Sponsor, LLC to reflect the intended allocation of shares of Common Stock among the parties to the Merger Agreement, thereby reducing Reporting Person’s stated beneficial ownership from 13,293,750 to 12,593,250 shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by adding the following:

(a)	As of the date hereof, Reporting Person beneficially owns 12,593,250 shares of Common Stock, which represents 20.0% of the Issuer’s 62,961,688 outstanding shares of Common Stock as of the date hereof.

(b)	Reporting Person beneficially owns 12,593,250 shares of Common Stock.

(c)

On June 30, 2023, at the closing of the business combination pursuant to the Agreement and Plan of Merger, as amended (the “Merger Agreement”), as described in the Issuer’s definitive proxy statement on Schedule 14A filed with the Securities and Exchange Commission on June 5, 2023, as supplemented, the Reporting Person received Common Stock of the Issuer as consideration for the common units of Longevity Market Assets, LLC and Abacus Settlements, LLC. On October 13, 2023, a transfer of 700,500 shares of Common Stock was made by the Reporting Person to East Sponsor, LLC to reflect the intended allocation of shares of Common Stock among the parties to the Merger Agreement, thereby reducing Reporting Person’s stated beneficial ownership from 13,293,750 to 12,593,250 of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

Exhibit B	Transfer Agreement between Jay Jackson, Todd Sean McNealy, Kevin Scott Kirby, Matthew A. Ganovsky, and East Sponsor, LLC dated October 13, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 20, 2023

By:	/s/ Kevin Scott Kirby
Name:	Kevin Scott Kirby